                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 KAYE GROUP INC.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   486589 10 4
                                 (CUSIP Number)

                                Mr. Bruce Guthart
                                    President
                                 Kaye Group Inc.
                              122 East 42nd Street
                               New York, NY 10168
                               Tel. (212) 338-2100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 28, 1998
                          (Date of Event which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with this statement:  / /

                         (Continued on following pages)

                                    (Page 1)

CUSIP No. 486589-10-4                                                Page 2 of 9


1)  Name of Reporting Person                                  Ned L. Sherwood
    S.S. or I.R.S. Identification No. of Above Person

2)  Check the Appropriate                                     (a)  [ ]
    Box if a Member of a                                      (b)  [x]
    Group

3)  SEC Use Only

4)  Source of Funds                                           00

5)  Check if Disclosure of                                    [ ]
    Legal Proceedings is
    Required Pursuant to Items
    2(d) or 2(e)

6)  Citizenship or Place of                                   United States of America
    Organization

Number of Shares Beneficially     7)  Sole Voting Power       485,003 shares of Common
Owned by Each Reporting Person                                Stock, $.01 par value
With:
                                  8)  Shared Voting Power     8638 shares of Common
                                                              Stock, $.01 par value

                                  9)  Sole Dispositive Power  485,003 shares of Common
                                                              Stock, $.01 par value

                                 10)  Shared Dispositive      8638 shares of Common
                                      Power                   Stock, $.01 par value

11) Aggregate Amount Beneficially Owned by Each Reporting     493,641 shares of Common
    Person                                                    Stock, $.01 par value

12) Check if the Aggregate Amount in Row (11) Excludes        [x]
    Certain Shares

13) Percent of Class Represented by Amount in Row (11)        5.8%

14) Type of Reporting Person                                  IN

CUSIP No. 486589-10-4                                                Page 3 of 9

1)  Name of Reporting Person                                  Ned L. Sherwood Revocable
    S.S. or I.R.S. Identification No. of Above Person         Trust

2)  Check the Appropriate                                     (a)  [ ]
    Box if a Member of a                                      (b)  [x]
    Group

3)  SEC Use Only

4)  Source of Funds                                           PF

5)  Check if Disclosure of                                    [ ]
    Legal Proceedings is
    Required Pursuant to Items
    2(d) or 2(e)

6)  Citizenship or Place of                                   New York
    Organization

Number of Shares Beneficially     7)  Sole Voting Power       463,501 shares of Common
Owned by Each Reporting Person                                Stock, $.01 par value
With:
                                  8)  Shared Voting Power     8638 shares of Common
                                                              Stock, $.01 par value

                                  9)  Sole Dispositive Power  463,501 shares of Common
                                                              Stock, $.01 par value

                                 10)  Shared Dispositive      8638 shares of Common
                                      Power                   Stock, $.01 par value

11) Aggregate Amount Beneficially Owned by Each Reporting     472,139 shares of Common
    Person                                                    Stock, $.01 par value

12) Check if the Aggregate Amount in Row (11) Excludes        [x]
    Certain Shares

13) Percent of Class Represented by Amount in Row (11)        5.6%

14) Type of Reporting Person                                  00 (Trust)

CUSIP No. 486589-10-4                                                Page 4 of 9

1)  Name of Reporting Person                                  ZS Kaye L.P.
    S.S. or I.R.S. Identification No. of Above Person

2)  Check the Appropriate                                     (a)  [ ]
    Box if a Member of a                                      (b)  [x]
    Group

3)  SEC Use Only

4)  Source of Funds                                           00

5)  Check if Disclosure of                                    [ ]
    Legal Proceedings is
    Required Pursuant to Items
    2(d) or 2(e)

6)  Citizenship or Place of                                   Delaware
    Organization

Number of Shares Beneficially     7)  Sole Voting Power       8638 shares of Common
Owned by Each Reporting Person                                Stock, $.01 par value
With:
                                  8)  Shared Voting Power               -0-

                                  9)  Sole Dispositive Power  8638 shares of Common
                                                              Stock, $.01 par value

                                 10)  Shared Dispositive                -0-
                                      Power

11) Aggregate Amount Beneficially Owned by Each Reporting     8638 shares of Common
    Person                                                    Stock, $.01 par value

12) Check if the Aggregate Amount in Row (11) Excludes        [ ]
    Certain Shares

13) Percent of Class Represented by Amount in Row (11)        0.1%

14) Type of Reporting Person                                  PN

CUSIP No. 486589-10-4                                                Page 5 of 9

1)  Name of Reporting Person                                  ZS Kaye, Inc.
    S.S. or I.R.S. Identification No. of Above Person

2)  Check the Appropriate                                     (a)  [ ]
    Box if a Member of a                                      (b)  [x]
    Group

3)  SEC Use Only

4)  Source of Funds                                           00

5)  Check if Disclosure of                                    [ ]
    Legal Proceedings is
    Required Pursuant to Items
    2(d) or 2(e)

6)  Citizenship or Place of                                   Delaware
    Organization

Number of Shares Beneficially     7)  Sole Voting Power       8638 shares of Common
Owned by Each Reporting Person                                Stock, $.01 par value
With:
                                  8)  Shared Voting Power              -0-

                                  9)  Sole Dispositive Power  8638 shares of Common
                                                              Stock, $.01 par value

                                 10)  Shared Dispositive               -0-
                                      Power

11) Aggregate Amount Beneficially Owned by Each Reporting     8638 shares of Common
    Person                                                    Stock, $.01 par value

12) Check if the Aggregate Amount in Row (11) Excludes        [x]
    Certain Shares

13) Percent of Class Represented by Amount in Row (11)        0.1%

14) Type of Reporting Person                                  CO

CUSIP No. 486589-10-4                                                Page 6 of 9

                                                                    Schedule 13D


Item 1. Security and Issuer.

        The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Kaye Group Inc., a Delaware corporation (the "Company"). As of October 28, 1998 there were 8,474,435 shares of Common Stock outstanding. The principal executive office of the Company is located at 122 East 42nd Street, New York, New York 10168.

Item 2. Identity and Background

        This statement is being filed pursuant to Section 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-1 promulgated thereunder by the following individual, trust, partnership and corporation (the "Filing Parties"):

        (1) Ned L. Sherwood's present principal occupation or employment is owning and controlling the general partner of ZS Fund L.P. Mr. Sherwood's business address is 54 Morris Lane, Scarsdale, NY 10583.

        (2) The Ned L. Sherwood Revocable Trust (the "Trust") is a trust, all the beneficial interest of which is owned and controlled by Mr. Sherwood. Its principal address is 54 Morris Lane, Scarsdale, NY 10583.

        (3) ZS Kaye L.P. is a limited partnership organized under the laws of Delaware. Its principal business is that of an investment partnership. The address of the principal office of ZS Kaye L.P. is 54 Morris Lane, Scarsdale, NY 10583. The general partner of ZS Kaye L.P. is ZS Kaye, Inc.

        (4) ZS Kaye, Inc. is a corporation organized under the laws of Delaware. Its principal business is that of the general partner of ZS Kaye L.P. The address of the principal office of ZS Kaye, Inc. is 54 Morris Lane, Scarsdale, NY 10583. The name, business address and present principal occupation or employment of each executive officer and director of ZS Kaye, Inc. (collectively, the "Officers") is set forth on Schedule I hereto, which is incorporated herein by reference.

        On October 28, 1998, the Trust purchased 90,000 shares of Common Stock from Michel Zaleski, an individual, for $540,000 with available funds.

        None of the Filing Parties nor any of the Officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        None of the Filing Parties nor any of the Officers has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining

CUSIP No. 486589-10-4                                                Page 7 of 9

future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

        The source of funds used in the purchase described in Item 2 were personal funds on hand of the Trust.

Item 4. Purpose of Transaction.

        The purchase described in Item 2 was made for investment purposes.

Item 5. Interest in Securities of the Issuer.

        (a) The following information is based upon 8,474,435 shares of Common Stock outstanding:

            (i) Ned L. Sherwood owns, directly 21,502 shares of Common Stock, or 0.25% of the Common Stock outstanding. In addition, through his ownership of equity interests of the other Filing Parties, Mr. Sherwood may be deemed beneficially to own: (1) the 463,501 shares of Common Stock owned by the Trust, and (2) the 8,638 shares owned by ZS Kaye L.P.

           (ii) The Trust directly owns 463,501 shares of Common Stock, or approximately 5.5% of the Common Stock outstanding. In addition, through its ownership of equity interests in the other Filing Parties, the Trust may be deemed beneficially to own the 8,638 shares owned by ZS Kaye L.P.

          (iii) ZS Kaye L.P. owns 8,638 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

           (iv) ZS Kaye, Inc. may be deemed beneficially to own the 8,638 shares owned by ZS Kaye L.P. In addition, ZS Kaye, Inc. owns a limited partnership interest in Kaye Investments, L.P., which owns 2,285,826 shares of Common Stock. However, ZS Kaye, Inc. has no power to vote or dispose of any shares held by Kaye Investments, L.P. and ZS Kaye, Inc. disclaims beneficial ownership of such shares of Common Stock.

        (b) For each person described in Item 5(a), the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition, is shown on the pages constituting the second part of the cover page. Mr. Sherwood has sole voting and dispositive power over the 485,003 shares directly owned by him and by the Trust. The power to vote or to direct the vote, and to dispose of or direct the disposition of, the 8,638 shares owned by ZS Kaye L.P. is shared by the directors of ZS Kaye, Inc. The directors of ZS Kaye, Inc. are: Mr. Sherwood; Mr. Michel Zaleski, an individual residing at 300 Central Park West, New York, NY 10024; and Mr. Henrik Falktoft, an individual whose mailing address is c/o ZS Fund L.P., 120 West 45th Street, Suite

CUSIP No. 486589-10-4                                                Page 8 of 9

2600, New York, NY 10036. No Filing Party has voting or dispositive power over the 106,311 shares indirectly owned by ZS Kaye, Inc. through its limited partnership interest in Kaye Investments, L.P.

        During the last five years, neither Mr. Zaleski nor Mr. Falktoft has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (c) None of the Filing Parties has effected any transactions in Common Stock during the past 60 days except as described herein.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the persons reported above.

Item 6. Contracts, Arrangements, Understandings or Relationships, etc.

        Not Applicable

Item 7. Material to be Filed as Exhibits.

        Exhibit 7(a)   Agreement Concerning Joint Filing of Schedule 13D

CUSIP No. 486589-10-4                                                Page 9 of 9

                                    Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 1998


                                   /s/ Ned L. Sherwood
                                   --------------------------------------------
                                   Ned L. Sherwood


                                   NED L. SHERWOOD REVOCABLE TRUST



                                   By: /s/ Ned L. Sherwood
                                      -----------------------------------------
                                   Name: Ned L. Sherwood
                                   Title: Trustee


                                   ZS KAYE L.P.

                                   By: ZS Kaye, Inc., its General Partner



                                   By: /s/ Ned L. Sherwood
                                      -----------------------------------------
s                                   Name: Ned L. Sherwood
                                   Title: President


                                   ZS KAYE, INC.



                                   By: /s/ Ned L. Sherwood
                                      -----------------------------------------
                                   Name: Ned L. Sherwood
                                   Title: President

CUSIP No. 486589-10-4


                                   SCHEDULE I
               (Executive Officers and Directors of ZS Kaye, Inc.)

Information required by Item 2 of Schedule 13D.

Name: Michel Zaleski (Director, Secretary and Treasurer of ZS Kaye, Inc.) Residence or Business Address: 300 Central Park West, New York, NY 10024 Occupation and name, principal business and address of employer: Entrepreneur, self-employed at the address listed above.

Name: Henrik Falktoft (Director and Assistant Secretary of ZS Kaye, Inc.) Residence or Business Address: Homat premier 210, 22-1, Shinanomachi, Shinjuku-ku, Tokyo 160- 0016.

Occupation and name, principal business and address of employer: Director at Deutsche Securities Limited, Tokyo Branch, a financial services company located at Deutsche Bank Building, 3-12-1, Toranomon, Minato-ku Tokyo 105-0001, Japan.

CUSIP No. 486589-10-4


                                  EXHIBIT INDEX




EXHIBIT                           DESCRIPTION

Exhibit 7(b)           Agreement Concerning Joint Filing of Schedule 13D